[Ashton Woods Letterhead]

June 13, 2008

John Cash
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Ashton Woods USA L.L.C. Form 10-K for the fiscal year ended May 31, 2007 Form 10-Q for the period ended November 30, 2007 File No. 333-129906

Dear Mr. Cash:

This letter is submitted in response to Staff comments to our Form 10-K for the fiscal year ended May 31, 2007 and Form 10-Qs for the fiscal quarters ended November 30, 2007 and February 29, 2008 conveyed in the Staff comment letter dated May 12, 2008.  We have repeated each of the Staff’s comments in full below and the response to each such comment is noted directly below the quoted comment.

Form 10-Q for the period February 29, 2008

MD&A – Liquidity and Capital Resources

Senior Unsecured Revolving Credit Facility, page 24

1.
We read your response to our previous comment 2 and read the enhanced disclosures in your Form 10-Q for the period ended February 29, 2008.  We note that you requested modifications to your Credit Facility to ensure that you will be able to continue to comply with its covenants in light of industry conditions.  We also note that you quantified and disclosed your most restrictive covenants.  Please be advised that, unless you have determined the likelihood of non-compliance with other covenants or default is remote, revise future filings to also include actual ratios/actual amounts versus minimum/maximum ratios/amounts permitted under your Credit Facility for such covenants.  In addition, please revise future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future.  Refer to Section 501.03 of the Financial Reporting Codification for guidance.

John Cash
Division of Corporation Finance
Securities and Exchange Commission
June 13, 2008

Response:

At the date of our Form 10-Q for the period ended February 29, 2008 (the “February 10-Q”), the only credit facility covenants for which we believed the likelihood of non-compliance was more than remote within the near term (based on then available projections and assumptions), were the interest coverage ratio and the minimum tangible net worth covenants. As noted in the February 10-Q, if the interest coverage ratio falls below 2.00 to 1.00, no default will occur unless the ratio remains at such level for a longer period than the amended credit agreement allows, but the leverage ratio will become more restrictive. Depending on the level of the interest coverage ratio, the revised leverage ratio may at some point become problematic and merit additional disclosure of compliance risk. At the time of the February 10-Q, this was not yet a material risk. However, for future filings we will evaluate this risk based on information then available and will include additional disclosure regarding the leverage ratio, including the actual ratio, when material. We will also continue to evaluate the likelihood of non-compliance with other covenants and will provide additional disclosure where material.

Regarding disclosure of the potential consequences of not complying with or being able to amend debt covenants in the future, in future filings we will amend the last three sentences of the last paragraph of the discussion of the credit facility that appeared on page 26 of the February 10-Q to read as follows:

“If our financial condition deteriorates, we may be challenged to meet our covenants and we may be required to further modify the facility and assess the viability of other methods of raising equity and/or debt capital. Our goal is to have adequate liquidity during the current market decline and emerge with enough resources to take advantage of opportunities when the market turnaround begins. If we fail to meet our covenants and are unable to amend the facility, secure a waiver of the default from the lenders or otherwise cure the default, the lenders will have the right to cease lending under the facility and to accelerate our outstanding indebtedness. The acceleration of the credit facility indebtedness would also constitute a default under our Senior Subordinated Notes discussed below, which would require waiver or could also result in acceleration of that debt. In such circumstance, we would be required to seek other sources of liquidity to fund our operations and to repay outstanding amounts under the credit facility and, unless an amendment or waiver could be secured from the noteholders, under the notes. Such additional sources could include the issuance of additional equity to our existing members or the admission of new members or the issuance of new debt capital. Our ability to bring in new equity participants is limited by covenants in the senior subordinated notes to a change of ownership of 50% or less and our ability to incur additional indebtedness is limited by the additional indebtedness covenant of the notes. If our needs for additional funding exceeded the limits of the notes, we would have to seek

John Cash
Division of Corporation Finance
Securities and Exchange Commission
June 13, 2008

consent of the noteholders to complete a financing. Given the current issues faced by our industry, including the current fair value of our outstanding debt capital, we may not be able to raise capital on terms that are acceptable to us, or at all, if needed.  Further, we may not be able to secure any consents needed for such financing on terms acceptable to us, or at all.”

9.5% Senior Subordinated Notes, page 26

2.	We note your disclosures related to the Senior Subordinated Notes. In future filings please enhance your disclosures to:

•
Explain the provisions of the “restricted payment test”, address the specific nature and amounts of the additional restricted payments that you will not be able to make, disclose the timeframe and amount of increased consolidated net income that you are required to generate such that no further restrictions will apply, and address the impact of current, as well as the potential impact of any future, payment restrictions.

Response:

In future filings we will explain the calculation of the restricted payment test and the types of payments that are limited by this covenant, as demonstrated in the proposed language below.  Restricted payments are generally (i) payments to holders of the Company’s equity interests (i.e., dividends, distributions or redemption payments on such equity), (ii) investments in other persons, including equity and debt investments or investments, that are not characterized as permitted by the Senior Subordinated Notes indenture, and (iii) payments prior to scheduled maturity or any scheduled repayment date of indebtedness that is subordinate in right of payment to the Senior Subordinated Notes.  The Company does not have any such subordinated indebtedness outstanding.  The other payments that are characterized as restricted payments are generally voluntary payments that would be made in the discretion of the Company, either to return equity to its owners or to expand its business by making investments in other businesses or entities.  The inability to make restricted payments under the restricted payments test, as a result, does not materially impact the Company’s ability to conduct day-to-day operations, but may limit its ability to expand its business.  Therefore, in future filings the Company will explain that the restricted payments test may restrict its ability to further expand the business, but will not impair its ability to conduct ordinary course operations.  Finally, in describing the operation of the restricted payments test, the Company will explain the need to increase consolidated net income to be able to make future restricted payments.  However, there is no specific time frame within which this must occur.

Based on the above, disclosure similar to the following disclosure applicable at February 29, 2008 will be added in future filings, so long as these conditions exist, as a third

John Cash
Division of Corporation Finance
Securities and Exchange Commission
June 13, 2008

paragraph under the heading “9.5% Senior Subordinated Notes” appearing on page 26 of the February 10-Q and will replace the last two sentences of the second paragraph.

“As of and for the quarter ended February 29, 2008, the Company was in compliance with the covenants under the Senior Subordinated Notes; however, under the restricted payments test, we will not be able to make additional restricted payments until such time as we have increased consolidated net income.  The restricted payments test limits our ability to make restricted payments, defined by the Senior Subordinated Notes indenture to include dividends or other distributions on our outstanding equity interests, the redemption of our outstanding equity interests, investments in other entities whether in the form of debt or equity (unless considered a permitted investment under the indenture) and certain payments prior to scheduled maturity or any scheduled repayment date with respect to indebtedness that is subordinated by its terms to the Senior Subordinated Notes.  The amount of such restricted payments is limited to an aggregate amount that does not exceed $5 million, plus 50% of consolidated net income (as defined in the indenture) for the period beginning June 1, 2005 to and including the last day of the fiscal quarter ended immediately prior to the calculation date, plus 100% of aggregate net cash proceeds or the fair market value of assets received by the Company as contributions to its common equity or from the sale of equity interests qualified under the indenture, plus additional amounts related to the conversion or exchange of indebtedness for certain equity interests or upon the redesignation of an unrestricted subsidiary as restricted under the indenture.  However, the indenture provides that if consolidated net income for the measurement period starting June 1, 2005 is a deficit, 100% of the aggregate deficit will be subtracted in the above formula.  In addition to having funds available under the restricted payments test, in order to make a restricted payment, the Company must also be able to incur $1.00 of additional indebtedness under the indebtedness incurrence ratio test set forth in the indenture and not otherwise be in default under the indenture.  Based on the restricted payments calculation at February 29, 2008, in order to make additional payments under the restricted payments test, the Company would need to achieve consolidated net income exceeding $17 million in the aggregate.  The amount of any future restricted payments will depend on the amount by which aggregate consolidated net income in the future exceeds such minimum amount.  However, because the types of payments that are restricted by this test generally relate to voluntary payments by the Company to its equity owners or investments in new businesses, the inability to make restricted payments at this time does not impact the ability of the Company to conduct its operations in the ordinary course.  The Company’s ability to expand its business through acquisition or investment in other businesses may, however, be limited.  In addition to the above restrictions, there are certain exceptions to the restricted payments limitations, including a provision that allows the continued payment of dividends to our equity owners to satisfy their tax obligations.  We will continue to make such tax payments to our owners.”

John Cash
Division of Corporation Finance
Securities and Exchange Commission
June 13, 2008

•	Explain the factors that result in the fair value of the Notes being significantly below their face value and discuss the potential implications of these factors on your liquidity.

Response:

As you correctly note, as of the end of our third quarter, our Senior Subordinated Notes had a fair value based on current market trading prices significantly below their face value.  We believe that the trading prices for our notes are impacted by a variety of factors, including current conditions in our industry, actions that may be taken by rating agencies from time to time with respect to us or our competitors, our own operating results and the general economy.  We believe that these factors are generally known by the investing public and are not unique to the Company, but are having a similar impact on notes issued by other homebuilders.  We also do not believe that the trading value of our Senior Subordinated Notes has a material impact on our liquidity at this time for the following reasons.  There are no covenants or requirements in the notes indenture that are triggered by a change in value or a ratings downgrade.  Nor do any of the Company’s other obligations have default or repayment provisions that are triggered based on the market value of the notes or rating of the notes.  Further, the Company presently has no plans to issue any additional notes into the market and intends to continue to fund its operations through its outstanding credit facility and operating cash flow.  Therefore, the Company does not believe additional disclosure regarding the trading value of the Senior Subordinated Notes is currently material to a reader of its financial statements.  However, to the extent the Company were to attempt to raise additional funds to address a default under its credit facility or the Senior Subordinated Notes as discussed in response to Comment 1, the fair value of the existing Senior Subordinated Notes or their then rating could impact its ability to achieve terms for additional financing acceptable to the Company.  To the extent this factor is an issue, it will be disclosed in connection with the response noted above under Comment 1.

•	Address the specific nature of any other material covenants related to the notes unless you have determined that the likelihood of non-compliance or default is remote.

Response:

As noted in the second paragraph of our discussion of the Senior Subordinated Notes on page 26 of the February 10-Q, the financial covenants in the indenture governing the notes primarily limit the Company’s ability to incur additional debt, make distributions or engage in other actions, rather than require it to maintain certain financial ratios or levels.  As a result, failure to meet the requirements of certain of the covenants may limit the Company’s ability to take certain actions, but does not create an immediate default under the indenture.  While it is possible in the future that the indebtedness incurrence test of

John Cash
Division of Corporation Finance
Securities and Exchange Commission
June 13, 2008

the indenture may create limitations for the Company, the covenant contains an exception for the incurrence of indebtedness under the senior unsecured credit agreement.  Therefore, management does not currently believe that the indebtedness covenant will limit the Company’s ability to operate in the ordinary course.  Further, given the nature of these covenants, management currently believes that the likelihood of noncompliance or default is remote.  Management will continue to evaluate the Company’s position with respect to the covenants in the Senior Subordinated Notes indenture and will provide additional disclosure regarding specific covenants where deemed material.

*   *   *   *

We hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please call the undersigned at (770) 998-9663 or our counsel, Elizabeth Noe at Paul, Hastings, Janofsky & Walker LLP at 404-815-2287.

Sincerely,

Ashton Woods USA L.L.C.

By:	/s/ Thomas Krobot
Name: Thomas Krobot
Title: President and Chief Executive Officer